1(212) 318-6053

keithpisani@paulhastings.com

January 18, 2013	72178.00001

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Attention:	David L. Orlic Special Counsel Office of Mergers and Acquisitions

Re:	Centerline Holding Company Transaction Statement on Schedule 13E-3 Filed on December 28, 2012 File No. 005-83472

Ladies and Gentlemen:

On behalf of our client, Centerline Holding Company (“Centerline”), we hereby submit Amendment No. 1 (the “Amendment”) to the above-referenced Transaction Statement on Schedule 13E-3 (“Original Schedule 13E-3”). We have included a revised version of the Disclosure Statement as Exhibit (a)(3) to the Amendment (the “Disclosure Statement”). The Disclosure Statement has been marked to reflect the changes made to the Disclosure Statement filed with the Original Schedule 13E-3.

The Amendment is being filed in response to comments from the staff of the Division of Corporation Finance (the “Staff”) conveyed by letter dated January 9, 2013 with respect to the Original Schedule 13E-3 (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which we have copied below in italics for your convenience. Page references in the text of Centerline’s responses correspond to the page numbers of the Disclosure Statement.

General

1.	General Instruction C to Schedule 13E-3 requires that, if the statement is filed by a person other than a natural person, the information called for by selected items must be given with respect to persons having designated relationships with the filing person. You appear to have limited your disclosure in this regard to the trustees and executive officers of Centerline. Please make all disclosures required by the items referenced in General Instruction C with respect to C3 Initial Assets LLC and Related Special Assets LLC, and each member of those entities.

Centerline has revised the disclosure on page 38 to include the information required by General Instruction C relating to Andrew L. Farkas, who may, indirectly through his affiliates, be deemed to control Centerline. Centerline respectfully advises the Staff that no disclosure is required pursuant to General Instruction C regarding Related Special Assets LLC (“RSA”), as RSA does not control Centerline. RSA “beneficially owns” (as defined by Rule 13d-3) 33,654,639 (or approximately 8.8%) of Centerline’s common shares (the “Common Shares”), as described on page 29 of the Disclosure Statement in footnote 5 to the table under the heading “Centerline Information—Security and Voting Ownership of Certain Beneficial Owners and Management.” However, those Common Shares are beneficially owned pursuant to an option to acquire such shares at fair market value on the date of exercise. In addition, Centerline respectfully advises the Staff that neither RSA nor any of its affiliates (including Stephen M. Ross, Jeff T. Blau and Bruce A. Beal) has any relationship with Centerline that would provide any of them with control over Centerline.

United States Securities and Exchange Commission

January 18, 2013

No Appraisal or Dissenters’ Rights, page 2

2.	We note your statement that security holders are not entitled to appraisal rights under applicable state law or your organizational documents. If applicable, please revise to briefly outline any other rights that may be available under applicable law for security holders who object to the transaction. Refer to Item 1004(d) of Regulation M A.

Centerline respectfully advises the Staff that it is not aware of any other rights available under applicable law for security holders that object to the transaction.

Special Factors, page 9

3.	Please revise your disclosure throughout to clearly address the differing effects and fairness analysis with respect to the two distinct groups of unaffiliated security holders, discontinued and continuing.

Centerline has revised the disclosure on pages 15 through 17 and 19 in response to the Staff’s comment.

Background of the Transaction, page 9

4.	Please provide more detail regarding the meetings on February 27, 2012 and thereafter, in which the board of directors discussed and approved the transaction. For instance, please identify the representatives who were present, the information presented, and the substance of these discussions.

Centerline has revised the disclosure on pages 9 and 10 in response to the Staff’s comment.

Equal Treatment of Affiliated and Unaffiliated Holders of Our Common Shares, page 16

5.	We note your statement that the transaction will not affect holders of your common shares differently on the basis of affiliate status. However, given that affiliated shareholders by definition will not be cashed out, and that all of your trustees and executive officers own more than 5,000 shares, please revise this statement, and modify the disclosure regarding fairness to address this.

Centerline has revised the disclosure on pages 17 and 19 of the Disclosure Statement in response to the Staff’s comment.

United States Securities and Exchange Commission

January 18, 2013

Structure of the Transaction, page 18

6.	Please disclose what advance notice you will give to security holders if you delay the effective date of the transaction. In this regard, we note your statement that security holders have the option to increase or reduce their holdings prior to the transaction.

Centerline has revised the disclosure on page 22 of the Disclosure Statement in response to the Staff’s comment.

* * *

Please do not hesitate to contact the undersigned or Michael L. Zuppone (212-318-6906) if you require any additional information or if it would advance your review of the Amendment.

Sincerely,

/s/ Keith D. Pisani

Keith D. Pisani

for Paul Hastings LLP